CHINA YUCHAI LEADS NATURAL GAS BUS ENGINE MARKET
IN SHAANXI PROVINCE

Singapore, Singapore, December 12, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that natural gas engines produced by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), have been penetrating the key Shaanxi Province market in North-West China since their introduction in early 2012. GYMCL’s natural gas engines have enjoyed significant demand by municipal bus, tour coach and school bus operators in various Shaanxi municipalities including Yulin, Baoji, Yan’an, Tongchuan and Hanzhong.

After the delivery of the first batch of buses using GYMCL’s natural gas engines to the Bus Industry (Xi’an) Co., Ltd. in Shaanxi Province in February 2012, a number of the province’s passenger transport and bus companies started to purchase GYMCL’s natural gas engines for the first time. GYMCL managed to break through in Shaanxi Province by employing an active marketing campaign to publicize the advantages of GYMCL’s natural gas engines such as its superior economy and power, environmental benefits and low noise levels, engaging in frequent communications with the customers to understand their needs and offering an extensive after-sales service and parts network.

GYMCL has also captured a large share of China’s overall natural gas engine market and its gas engine sales for 2012 is expected to increase to 20,000 units compared with the 13,000 units sold in 2011.

The Company’s expanding natural gas engine portfolio now includes models such as the YC4D, YC6B, YC6J, YC6L and YC6M ranging from 140hp to 375hp, as well as the YC4G and YC6G models ranging from 180hp to 260hp. Additionally, Dongfeng trucks powered by YC6M and YC6MK natural gas engines have begun transporting coal from Yulin in the Yuyang District of Shaanxi Province to its capital, Xi’an. GYMCL’s natural gas engines are highly adaptable to meet the needs of various customers.

Benny Goh, President of China Yuchai, commented, “With the new national energy development program emphasizing natural gas coupled with the increase in fuel prices, demand for our natural gas engines is rising. Shaanxi Province’s central location strongly influences purchasing trends in neighboring vehicle markets, and our success there will help to promote our sales in surrounding regions. We look forward to increasing our production capacity to further extend our leadership from diesel engines into the natural gas engine market.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com